December 20, 2024

Eugene Woychyshyn
Chief Financial Officer
NXT Energy Solutions Inc.
3320 - 17th Avenue SW, Suite 302
Calgary, Alberta, T3E 0B4
Canada

       Re: NXT Energy Solutions Inc.
           Form 20-F for the Fiscal Year ended December 31, 2024
           Filed April 26, 2024
           File No. 000-24027
Dear Eugene Woychyshyn:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2024
Exhibit 15.1
Financial Statements
Report of Independent Registered Accounting Firm, page 1

1. We note your disclosures on pages 69 and 70 regarding the change in auditors for
       2023 and see that you have included an audit opinion from the current auditor covering the recent fiscal year. However, you have not included an audit opinion from the prior auditor for 2022 and 2021.

       You must include audited financial statements for all three years, accompanied by the corresponding audit reports, to comply with Item 8.A.3 of Form 20-F. We suggest that you coordinate with your prior auditor to obtain a reissuance of its prior audit opinion,
       i.e. you would need to obtain its permission to re-file the prior audit report. If this is not possible, or you otherwise elect, you may alternatively engage your current
 December 20, 2024
Page 2

       auditor to conduct a reaudit of the earlier two fiscal years.

       Please obtain and file in a complete amendment to the annual report the audit opinion or audit opinions that are necessary to comply with this requirement. Please ensure that the certifications at Exhibits 12.1, 12.2, 13.1 and 13.2 are updated concurrently with the amendment. Please also update the language in Exhibit 13.2 which presently refers to the 2022 annual report rather than the 2023 annual report.


        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenifer Gallagher at 202-551-3706 or Karl Hiller at 202-551-3686 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation